UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________
Schedule 13G/A

Under the Securities Exchange Act of 1934
(Amendment 1)

____________________

 Orsus Xelent Technologies, Inc.
(Name of Issuer)

____________________

Common Stock
(Title of Class of Securities)
68749U205
(CUSIP Number)
April 28, 2017
(Date of Event Which Requires Filing of this Statement)

 ____________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No.	68749U205
1.	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) KCG Americas LLC 26-4219373
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC Use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power
322,856
	6.	Shared voting power Not applicable
	7.	Sole dispositive power
322,856
	8.	Shared dispositive power Not applicable
9.	Aggregate amount beneficially owned by each reporting person
322,856
10.	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row 9
	11.57%	based on outstanding shares reported on the OTCMarkets.com website by the Transfer Agent, Transfer Online, Inc., 512 SE Salmon Street, Portland, OR 97214, as of March 29, 2017.
12.	Type of reporting person* BD

ITEM 1	(a).	Name of Issuer

Orsus Xelent Technologies, Inc.

ITEM 1	(b).	Address of Issuer’s Principal Executive Offices

29th Floor, Tower B, Chaowai MEN Office Building, 26 Chaowai Street, Chaoyang Disc., Beijing, People's Republic of China 100020

ITEM 2	(a).	Names of Persons Filing

KCG Americas LLC

ITEM 2	(b).	Address of principal business office

300 Vesey Street, New York, NY 10282

ITEM 2	(c).	Citizenship

Delaware

ITEM 2	(d).	Title of Class of Securities

Common Stock

ITEM 2	(e).	CUSIP Number

68749U205

ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing it is a:

	(a)	☒ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

ITEM 4.	Ownership

(a)	Amount beneficially owned

322,856

(b)	Percent of class

11.57%

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

322,856

(ii) shared power to vote or to direct the vote

Not applicable

(iii) sole power to dispose or to direct the disposition of

322,856

(iv) shared power to dispose or to direct the disposition of

Not applicable

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2017

KCG Americas LLC

By:	/s/ Christy Oeth
Christy Oeth
Chief Compliance Officer